FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 0-30324

Radware Ltd.
(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__     Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___      No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.     Press Release: RADWARE LTD.    ANNOUNCES FOURTH QUARTER RESULTS, Dated February 3, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2003	RADWARE LTD. By: /s/Meir Moshe —————————————— Meir Moshe Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.1	Press Release: RADWARE LTD. ANNOUNCES FOURTH QUARTER RESULTS, Dated February 3, 2003.

EXHIBIT 10.1

Contact:	Meir Moshe, Chief Financial Officer, Radware Ltd. 011-972-3766-8610 Dennis S. Dobson, for Radware Ltd. (203) 255-7902

RADWARE LTD. ANNOUNCES FOURTH QUARTER RESULTS

* Quarter revenues of $12 million

* Record annual sales of $44 million

* Company Returns to Profitability with Quarterly profit of $0.03 per diluted share

        Tel Aviv, Israel, February 3rd, 2003--Radware (Nasdaq: RDWR), the leader in Intelligent Application Switching (IAS), ensuring availability, performance and integrity of networked applications, today reported revenues of $12.0 million for the fourth quarter of 2002, an increase of 28% compared with sales of $9.4 million for the fourth quarter of 2001, and an increase of 9% sequentially vs. $11.0 million sales for the third quarter of 2002.
This represents the fifth consecutive quarter of growth in sales bringing the Company's total sales for 2002 to a record of $44 million.

        Net profit for the fourth quarter of 2002 was $0.5 million or $0.03 per diluted share, compared to net loss of $8.3 million or $0.50 per share in the fourth quarter of 2001 and net loss per share of $0.02 in the third quarter of 2002.

        The company had a positive operational cash flow for each of the quarters during 2002, and generated total cash of $0.4 million in the fourth quarter of 2002, which led to a balance of $125 million in cash, short-term and long-term bank deposits.
"Our impressive fourth quarter results illustrate the strength of our business strategy and our highly leveraged business model. We continued to gain market share worldwide as a result of strong customer demand for our products and our complete focus on the Application Switching market," said Roy Zisapel, President and CEO, Radware.

During the quarter ended December 31, 2002, Radware released the following significant announcements:

  SK Telecom of Korea Chooses Radware's Application Switch for Full Availability, Redundancy and Security
  Radware's SynApps Architecture Wins PC Expert Award at Network & Interop 2002 Paris
  Radware Introduces Content Inspection Director - the Industry's First Solution to Provide Complete Content Security
  eBay Implements Radware for Intelligent Application Switching
  Bezeq International Chooses Radware's Peer Director for Cost Effective Internet Route Control
  Radware Announces Market Share Leadership With Considerable Market Share Gains
  Radware's Content Inspection Director Wins Best of Show at Internet World

Company management will host a quarterly investor conference call at 8:45 AM EST on February 3rd, 2003. The call will focus on financial results for the quarter ended December 31, 2002, and certain other matters related to the Company's business.

The conference call will be webcast on February 3rd, 2003 at 8:45 AM (EST in the "listen only" mode via the Internet at:
http://www.radware.com/content/company/investorrelations/default.asp

About Radware
Radware is dedicated to providing Intelligent Application Switching, guaranteeing the best operation and servicing of IP applications and enterprise traffic across the Internet. Radware aligns application needs with the network infrastructure to seamlessly allocate resources, optimize application operations and extend security, ensuring the integrity of critical business processes. Radware's solutions address the needs of corporate enterprises, service providers, and e-commerce business through one or more of our award winning products including: Web Server Director (WSD), Cache Server Director (CSD), Content Inspection Director (CID), FireProof, LinkProof, Peer Director, CertainT 100. Our comprehensive suite of products service end-to-end application operations, providing robust and scalable network traffic assurance. Get certain, from click to content, across your network -- with Radware. For more information, please visit us at www.radware.com

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company's products, successful implementation of the company's products, economic and competitive factors, international market conditions, technological developments, the ability to finance operations and other factors which are detailed in the company's SEC filings.

Condensed Consolidated Balance Sheets
(U.S. Dollars In thousands)

	December 31, 2001	December 31, 2002

Current assets
Cash, cash equivalents and Short Term
investments	125,680	52,274
Trade receivables, net	7,868	8,695
Other receivables and prepaid expenses	1,174	1,152
Inventories	4,781	2,988

	139,503	65,109

Property and equipment, net	4,037	3,644

Long-term bank deposit	--	73,027

Other assets	921	1,218

Total assets	144,461	142,998

Current liabilities
Trade payables	2,541	2,612
Other payables and accrued expenses	12,051	11,807

	14,592	14,419

Accrued severance pay	930	1,191

Minority's interest	1	31

Total liabilities	15,523	15,641

Shareholders' equity
Share capital	413	424
Additional paid-in capital	131,615	132,094
Treasury stock	--	(254)
Deferred compensation	(394)	(98)
Accumulated deficit	(2,696)	(4,809)

Total shareholders' equity	128,938	127,357

Total liabilities and shareholders' equity	144,461	142,998

Condensed Consolidated Statements Of Operations
(U.S. Dollars In thousands, except per share data)

	For the Three months ended December 31, 2001	For the Three months ended December 31, 2002	For the year ended December 31, 2001	For the Year ended december 31, 2002

Sales	9,403	12,001	43,327	43,663
Cost of sales	1,734	2,160	7,709	7,946

Gross profit	7,669	9,841	35,618	35,717
Research & Development	2,140	1,934	8,293	7,809
Sales & Marketing	7,501	7,589	29,986	30,019
General & Administrative	984	1,017	4,543	4,219

Total operating expenses	10,625	10,540	42,822	42,047
Operating loss	(2,956)	(699)	(7,204)	(6,330)
Financial income, net	936	1,140	6,312	4,240

Income (loss) before taxes on income	(2,020)	441	(892)	(2,090)
Write off of an investment	(6,333)	--	(6,333)	--
Taxes on income	--	--	(389)	--
Minority's interest	51	10	37	(23)

Net income (loss)	(8,302)	451	(7,577)	(2,113)

Basic net income (loss) per share	$ (0.50)	$ 0.03	$ (0.46)	$ (0.13)

Weighted Average shares used to	16,557,126	16,920,428	16,422,971	16,654,784
compute Basic net income (loss) per
share

Diluted net income (loss) per share	$ (0.50)	$ 0.03	$ (0.46)	$ (0.13)

Weighted Average shares used to	16,557,126	17,277,118	16,422,971	16,654,784
compute Diluted net income (loss) per
share